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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Kenetech Corp.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
488878109
-----------------------------------------
(CUSIP Number)
June 5, 1998
-----------------------------------------
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/X / Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page   1   of  5  Pages
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CUSIP NO. 488878109     13G\A

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois Limited Partnership

              5 SOLE VOTING POWER
NUMBER OF       none
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          none
WITH
              8 SHARED DISPOSITIVE POWER


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
none

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*/  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page   2   of   5   Pages

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Page   3   of  5   Pages

Item 1.
(a) Name of Issuer
Kenetech Corp.

(b) Address of Issuer's Principal Executive Offices
500 Sansome Street, CA 94111

Item 2.
(a) Name of Person Filing
Grace Brothers, Ltd.

(b) Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900
Evanston, IL 60201

(c) Citizenship
Illinois Limited Partnership

(d) Title of Class of Securities
Common Stock

(e) Cusip Number
488878109

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) /X/ Broker or dealer registered under section 15 of the Act(15 U.S.C. 78o).
(b) / / Bank as defined in section 3(a)(6) of he Act
(15 U.S.C. 78c).
(c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) / / Investment company registered under section 8 of the Investment company Act of 1940 (15 U.S.C. 80a-8).
(e) / / An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);
(f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) / / A savings associations as defined in Section 3(b) of the Federal Deposit insurance Act (12 U.S.C. 1813);
(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) / / Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned
none

(b) Percent of Class
0%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote none

(ii) shared power to vote or to direct the vote none

(iii) sole power to dispose or to direct the vote none

(iv) shared power to dispose or to direct the disposition of none

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Instruction: Dissolution of a group requires a response to this item.

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Page   4   of  5   Pages

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Member of the
Group

Not applicable.

Item 9. Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10. Certification
(a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below Grace Brothers, Ltd. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1998

Bradford T. Whitmore

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.